FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 05, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Section 198 Notice dated 05 February 2004



05 February 2004

                                                          British Energy plc

BRITISH ENERGY PLC (THE "COMPANY") - SECTION 198 NOTICE IN RESPECT OF THE ORDINARY SHARE CAPITAL (THE "SHARES") OF THE COMPANY

This notice is to notify you of certain information in relation to Appaloosa Investment Limited Partnership I ("AILP") and Palomino Fund Limited ("Palomino") both of 26 Main Street, Chatham, NJ 07928, USA pursuant to the requirements of
s.198 et seq., Part VI of the Companies Act 1985.

As of 4 February, 2004, AILP no longer has a notifiable interest in the Shares for the purposes of s.198 et seq., Part VI of the Companies Act 1985.

As of 4 February, 2004 Palomino no longer has a notifiable interest in the Shares for the purposes of s.198 et seq., Part VI of the Companies Act 1985.

This notice of interest is given in fulfilment of the obligation of each of AILP and Palomino under the requirements of s. 198 et seq., Part VI of the Companies Act 1985.

END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 05, 2004                  BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations